Craft Capital Management LLC

377 Oak Street, Lower Concourse

Garden City, NY 11530

February 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Al Pavot, Robert Augustin, and Margaret Schwartz

Re:	Advanced Biomed Inc. (CIK No. 0001941029)
Registration Statement on Form S-1, as amended (File No. 333-272110)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby join in the request of Advanced Biomed Inc. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on February 11, 2025 or as soon thereafter as practicable.

Pursuant to 460 under the Act, we wish to advise you that the underwriters will distribute as many copies of the preliminary prospectus dated February 7, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Chief Operating Officer